UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Proliance International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74340R104

(CUSIP Number)

Troy M. Calkins, Esq.
Drinker Biddle & Reath LLP
191 North Wacker Drive, Suite 3700
Chicago, Illinois 60606
(312) 569-1150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roger Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 780,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 780,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 780,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D” or this “Statement”) is filed by Roger Brown (“Mr. Brown”).  The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Proliance International, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 100 Gando Drive, New Haven, CT 06513.

Mr. Brown is the beneficial owner of 780,000 Shares of the Company.

Item 2.	Identity and Background

Mr. Brown is an investor with a business address of 5111 Maryland Way, Suite 201, Brentwood, TN 37027. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
The reporting person acquired the Shares of the Company which he owns in open market purchases made from time to time at various purchase prices. The source of the funds was his personal funds.

Item 4.	Purpose of Transaction

The reporting person has acquired the securities of the Company for investment purposes.  The reporting person may make further purchases of shares of Common Stock or dispose of any or all of the shares of Common Stock which he holds, although he has no current intention to do so.  The reporting person does, however, intend to engage in discussions with the Company’s management and Board of Directors regarding the Company’s operations.  These discussions may include the reporting person recommending that the Company take one or more of the following actions:

(i)      accelerating the implementation of, or revising, the Company’s existing turnaround plan;

(ii)     adding one or more new members to the Company’s Board of Directors, potentially including one or more candidates identified by the reporting person, who can assist the Company in its turnaround plan; and

(iii)    exploring one more acquisitions or business combinations, with the purpose of better positioning the Company in the market or otherwise providing value to the Company’s stockholders.

The reporting person may, at any time from time to time, review or reconsider his positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the reporting person beneficially owns 780,000 Shares, which represents 5.0% of the Company’s Common Stock.  The percentage used in this Statement is calculated based on 15,585,570 outstanding Shares, as reported in the Company’s Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2007.

(b)           The information contained in table form in Rows 7 though 11 on page 2 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.  Mr. Brown has the sole power to vote and dispose of 780,000 Shares held by him.

(c)           During the sixty (60) days prior to the date of the event requiring the filing of this Statement, the reporting person engaged in the transactions set forth in the below table, each of which was an open market purchase.  Each trade was settled on the date and for the price set forth in the below table.  Trades were generally placed three (3) trading days before their respective settlement date.

Quantity (Shares)	Settlement Date	Unit Cost
28,780	11/1/2007	$2.816
86	10/31/2007	2.75
5,300	10/25/2007	2.804
200	10/19/2007	2.672
19	10/18/2007	2.802
4,481	9/28/2007	2.141
2,886	9/27/2007	2.136
3,100	9/25/2007	2.119
6,500	9/24/2007	2.126
3,467	9/21/2007	2.122
3,700	9/20/2007	2.131
8,499	9/19/2007	2.085
6,300	9/18/2007	2.109
6,900	9/17/2007	2.101
4,300	9/14/2007	2.107
4,800	9/13/2007	2.057
100	9/12/2007	2.368
9,200	9/12/2007	2.042
1,600	9/11/2007	2.127
22,400	9/11/2007	2.068
2,900	9/10/2007	2.119
7,500	9/10/2007	2.063
2,500	9/7/2007	2.132
2,318	9/6/2007	2.126
1,800	9/5/2007	2.11
2,600	9/5/2007	2.136
7,200	9/4/2007	2.093
300	9/4/2007	2.24
500	8/31/2007	2.141

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the reporting person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Inapplicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2007
Date
/s/ Roger Brown
Signature
Roger Brown
Name/Title